UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 31, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

2nd Quarter 2017

(BR GAAP) Results


Santander
Simple | Personal | Fair

Disclaimer

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any fourth party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

Agenda

Key Messages

Santander Group's Results

Macroeconomic Scenario

2Q17 Results Highlights

Final Remarks

Highlights of the Period | Business

1 Business expansion, with focus on profitability...

% Market share

Payroll Loans
10.9%[1] (+142 bps YoY) in origination

Agro
7.1%[1] (+352 bps YoY) in corporate credit portfolio

GCB
Leadership:

- **ECM** in Brazil and Latam[5]
- **Project Finance** for the 8th year[6]
- **FX** ranking[7]

Getnet
11.4%[2] (+250 bps YoY) in total turnover

SMEs
8.7%[4] (+80 bps YoY) in credit portfolio

Cards
14.2%[3] (+154 bps YoY) in credit turnover

Superdigital
1.0MM (+484K YoY) total customers

Consumer Finance
21.7%[1] (+320 bps YoY) in total vehicles

Santander [1]BACEN, Jun/17. [2]Estimates, Jun/17. [3]ABECS, Mar/17. [4]BACEN, Mar/17. [5]Fully Marketed. Dealogic,1H/17. [6]ANBIMA, 2016. [7]BACEN, Jun/17.

Highlights of the Period | Customers

2 ...and innovative solutions to improve our customer's experience...

Santander Way
+6.5 MM downloads
+ functionalities (NFC payments)

+ Negócios
expansion of the digital model to consumer goods and services segment

New Mortgage Platform
Digital model: faster contracting process

3 ...leading to greater loyalty

Customers | *in millions*

Digital customers

3.8
Loyal customers
+15% YoY

7.4
+35% YoY

20.6
Active customers
+5% YoY

Customer feedback
- NPS (Net Promoter Score)[1]

Operational excellence
- New operating model

[1] Customer satisfaction tracking methodology.

Highlights of the Period | 2018 Targets

4 Implemented strategy enables early achievement of milestones

OUR COMMITMENT

	1H16	1H17	2018[1]
Delinquency ratio *(90 days)*	3.2%	2.9% ✓	~ peers
Efficiency ratio	49.1%	44.2% ✓	44.5%
Commissions *(growth)*	8.0%	21.0% ✓	>10%
Loyal customers *(MM)*	3.3	3.8 ✓	4.6
Digital customers *(MM)*	5.4	7.4 ✓	9.2
ROE	12.8%	15.9% ✓	15.6%

+Productivity

Efficiency ratio reaches the **lowest level** of the last 5 years

[1] Commitments made on the 2015 Investor Day, according to the material fact released on September 23rd, 2015

Agenda

Key Messages

Santander Group's Results

Macroeconomic Scenario

2Q17 Results Highlights

Final Remarks

Brazil contributed to 26% of the 1H17 Group's results

Well-diversified results between Europe and America[1]

Brazil	UK	SCF	Spain	Mexico
26%	17%	13%	13%	7%

Chile	USA	Portugal	Argentina	Poland
6%	5%	5%	4%	3%

49% America[1]



51% Europe

Attributable Profit
(EUR million)



10.8%
3,253
3,605
1H16
1H17

Ratings

	LONG TERM	SHORT TERM	OUTLOOK
Moody's	A3	P-2	Stable
Standard & Poor's	A-	A-2	Stable
Fitch Ratings	A-	F2	Stable

[1] Includes 1% regarding other Latam.

Agenda

- Key Messages
- Santander Group's Results
- **Macroeconomic Scenario**
- 2Q17 Results Highlights
- Final Remarks

Macroeconomic Scenario

Anchored expectations suggest a gradual resumption of economic environment

GDP | YoY Real Growth (%)


-3.8
-3.6
0.3
2.0
2.5
2015
2016
2017 (e)
2018 (e)
2019 (e)

Interest Rate | SELIC (%)


14.25
13.75
8.00
8.00
8.00
2015
2016
2017 (e)
2018 (e)
2019 (e)

Inflation | IPCA (%)


10.7
6.3
3.3
4.2
4.3
2015
2016
2017 (e)
2018 (e)
2019 (e)

Exchange Rate | (R$/US$)


3.90
3.26
3.30
3.43
3.50
2015
2016
2017 (e)
2018 (e)
2019 (e)

Sources: Brazilian Central Bank, IBGE and Focus Research estimates (07/21/2017).

Agenda

- Key Messages
- Santander Group's Results
- Macroeconomic Scenario
- **2Q17 Results Highlights**
- Final Remarks

Highest profitability in recent years

Revenue growth supported by our commercial strategy evolution

ROE Evolution



11.4%
11.3%
12.8%
12.8%
15.9%
1H13
1H14
1H15
1H16
1H17

Operational Leverage

1H17

Total Revenues	Allowance for Loan losses	Expenses
+ 18% YoY	- 6% YoY	+ 6% YoY
• Higher revenues	• Asset quality and preemptive actions	• Focus on cost control
• Greater loyalty and transactionality	• Continuous refinement of mathematical models	• Efficiency continuous improvement

Performance | 1H17

Higher margin (due to higher volumes and spreads)

Fees grow at a double-digit pace, thanks to increased customer loyalty and transactionality

Preemptive risk management keeps asset quality under control

Positive revenue trend leads to **continuous efficiency gains**

Net profit reaches **R$ 4.6 billion, rising 33%** YoY

Credit portfolio expands in the year, highlighted by individuals and consumer finance

Comfortable capital and liquidity levels

Highlights

	(R$ million)	1H17	1H17 x 1H16	2Q17	2Q17 x 1Q17
Results	Net Interest Income	17,966	↑ 16.6%	9,098	↑ 2.6%
	Fees	7,501	↑ 21.0%	3,792	↑ 2.2%
	Allowance for Loan Losses	(4,624)	↑ (6.4)%	(2,360)	↓ 4.3%
	Managerial Net Profit	**4,615**	↑ **33.2%**	**2,335**	↑ **2.4%**
	Efficiency Ratio	44.2%	↑ (490)bps	43.4%	↑ (150)bps
Balance Sheet	Loan Portfolio	256,765	↑ 5.1%	256,765	↓ (0.2)%
	BIS Ratio	16.5%	↓ (120)bps	16.5%	↑ 70bps

1H17 Performance

Net profit shows yearly growth of 33%, with a solid recurrence



Net Profit (R$ million)
29.3%
2.4%
33.2%
1,806
1,884
1,989
2,280
2,335
3,466
4,615
2Q16
3Q16
4Q16
1Q17
2Q17
1H16
1H17

Net profit shows growth **in 13 of the last 14 quarters**

1H17 Performance

Managerial P&L (R$ million)	1H17	1H16	12M	2Q17	1Q17	3M
Net Interest Income	17,966	15,405	16.6%	9,098	8,868	2.6%
Fees	7,501	6,200	21.0%	3,792	3,709	2.2%
Total Revenues	**25,467**	**21,605**	**17.9%**	**12,891**	**12,577**	**2.5%**
Allowance for Loan Losses	(4,624)	(4,939)	-6.4%	(2,360)	(2,264)	4.3%
General Expenses	(9,179)	(8,652)	6.1%	(4,550)	(4,629)	-1.7%
Other	(4,960)	(3,971)	24.9%	(2,619)	(2,341)	11.9%
Profit Before Taxes	**6,705**	**4,043**	**65.8%**	**3,362**	**3,343**	**0.6%**
Taxes and Minority Interest	(2,089)	(577)	n.a.	(1,027)	(1,063)	-3.4%
Managerial Net Profit	**4,615**	**3,466**	**33.2%**	**2,335**	**2,280**	**2.4%**

1H17 Performance

Net interest income advances in the year, sparked by **positive performances from all business. Funding interest income was the highlight in the year**

Net Interest Income Breakdown *(R$ million)*



16.5%
2.6%
16.6%
7,807
1,735
705
5,367
8,266
2,057
847
5,363
7,825
1,393
871
5,561
8,868
2,302
977
5,590
9,098
2,157
968
5,973
15,405
3,408
1,338
10,659
17,966
4,459
1,945
11,562
2Q16
3Q16
4Q16
1Q17
2Q17
1H16
1H17
Credit
Funding
Other

Credit and Funding Spread (%)



Credit
8.8%
8.7%
8.9%
8.9%
9.4%
Funding
1.3%
1.5%
1.6%
1.7%
1.6%
2Q16
3Q16
4Q16
1Q17
2Q17
Selic Interest Rate (average)
14.2%
14.2%
13.9%
12.7%
11.0%

1H17 Performance

Loan portfolio segments: individuals and consumer finance were top performers



Loan portfolio
(R$ billion)
5.1%
-0.2%
244.3
247.3
256.9
257.2
256.8
13%
14%
14%
14%
14%
38%
38%
38%
37%
35%
13%
13%
13%
13%
13%
36%
36%
36%
37%
38%
Jun.16
Sep.16
Dec.16
Mar.17
Jun.17
Individuals
SMEs
Corporate
Consumer Finance

R$ million	Jun 17	Jun 16	12M	3M
Individuals	97,414	86,826	12.2%	3.6%
Consumer Finance	36,988	31,961	15.7%	3.4%
SMEs	32,552	32,452	0.3%	0.1%
Corporate	89,811	93,045	-3.5%	-5.4%
Total	**256,765**	**244,284**	**5.1%**	**-0.2%**
Other transactions[1]	68,179	64,093	6.4%	-0.1%
Expanded Portfolio	**324,944**	**308,377**	**5.4%**	**-0.1%**

[1]Includes Debenture, FIDC, CRI, Floating Rate Notes, Promissory Notes, acquiring activity-related assets and guarantees.

1H17 Performance

Funding from customers climbs 4.5% YoY, deposits outperforming

Funding from customers *(R$ billion)*



4.5%
0%
287.8
291.7
298.4
300.7
300.7
Jun.16
Sep.16
Dec/16
Mar.17
Jun.17

R$ million	Jun 17	Jun 16	12M	3M
Demand deposits	16,175	14,917	8.4%	9.1%
Saving deposits	37,064	34,517	7.4%	2.6%
Time deposits + debentures[1]	200,793	173,097	16.0%	5.1%
Financial Bills[2]	46,635	65,310	-28.6%	-20.5%
Funding from customers - on balance	**300,668**	**287,840**	**4.5%**	**0.0%**
(-) Reserve requirements	(65,012)	(59,499)	9.3%	5.3%
Others	57,173	66,174	-13.6%	0.7%
Total Funding – on balance	**292,829**	**294,515**	**-0.6%**	**-1.0%**
Assets under management	272,118	226,179	20.3%	5.7%
Total Funding + AUM	**564,947**	**520,694**	**8.5%**	**2.1%**

[1] Includes LCI (Real Estate Credit Notes) and LCA (Agribusiness Notes) [2] Includes COEs (Structured Notes Certificate).

1H17 Performance

Commercial strategy translates into higher transactionality and sustains fees well into double-digit growth in the year

Fees *(R$ million)*



17.9%
2.2%
3,216
3,322
3,740
3,709
3,792
2Q16
3Q16
4Q16
1Q17
2Q17
21.0%
6,200
7,501
1H16
1H17

R$ million	1H17	1H16	12M	3M
Asset management	509	519	-1.9%	-6.4%
Current account	1,398	1,033	35.3%	13.9%
Lending operations	740	698	6.0%	0.1%
Insurance	1,214	1,030	17.8%	6.5%
Cards	2,335	1,860	25.5%	2.3%
Collection services	664	580	14.4%	-9.5%
Securities brokerage and placement	340	283	20.3%	-9.7%
Other	301	197	53.2%	-3.3%
Total	**7,501**	**6,200**	**21.0%**	**2.2%**

1H17 Performance

Loan portfolio quality indicators remain controlled



NPL (from 15 to 90 days)
6.9%
7.1%
6.1%
6.9%
6.3%
5.5%
5.0%
4.3%
5.5%
4.8%
4.2%
3.0%
2.8%
4.3%
3.4%
Jun.16
Sep.16
Dec.16
Mar.17
Jun.17



NPL (over 90 days)
4.4%
4.3%
4.1%
4.0%
3.9%
3.2%
3.5%
3.4%
2.9%
2.9%
2.2%
2.8%
2.7%
1.9%
2.0%
Jun.16
Sep.16
Dec.16
Mar.17
Jun.17



Coverage Ratio (over 90 days)
209%
198%
212%
229%
229%
Jun.16
Sep.16
Dec.16
Mar.17
Jun.17

Individuals — Total — Corporate & SMEs

1H17 Performance

Evolution of cost of credit and provisions reflect our solid risk culture

Allowance for Loan Losses[1] *(R$ million)* and Cost of Credit *(%)*



3.6%
4.0%
3.7%
3.1%
3.2%
3.4%
3.1%
2,515
2,837
2,680
2,264
2,360
4,939
4,624
3,312
3,562
3,388
3,052
2,907
6,340
5,959
(797)
(725)
(709)
(789)
(547)
(1,401)
(1,335)
2Q16
3Q16
4Q16
1Q17
2Q17
1H16
1H17
Recovery of Written-Off Loans
Provisions for Loan Losses
Cost of Credit

[1]Since 1Q17 included sureties provisions

1H17 Performance

Continuous discipline in costs contributes to another reduction in the quarter

Expenses *(R$ million)*



5.0%
-1.7%
6.1%
4,331
433
3,898
4,436
465
3,971
4,831
471
4,360
4,629
490
4,139
4,550
501
4,049
8,652
845
7,807
9,179
991
8,188
2Q16
3Q16
4Q16
1Q17
2Q17
1H16
1H17
General expenses
Depreciation and amortization

R$ million	1H17	1H16	12M	3M
General expenses	8,188	7,807	4.9%	-2.2%
Administrative expenses	3,782	3,643	3.8%	-4.9%
Personnel expenses	4,406	4,164	5.8%	0.2%
Depreciation and amortization	991	845	17.3%	2.1%
Total	**9,179**	**8,652**	**6.1%**	**-1.7%**

1H17 Performance

Efficiency Ratio



48.0%
44.9%
43.4%
49.1%
44.2%
-4.9 p.p. YoY
2Q16
1Q17
2Q17
1H16
1H17

Recurrence



74.2%
80.1%
83.4%
71.7%
81.7%
+10.0 p.p. YoY
2Q16
1Q17
2Q17
1H16
1H17

ROAA



1.1%
1.3%
1.4%
1.0%
1.3%
+0.3 p.p. YoY
2Q16
1Q17
2Q17
1H16
1H17

ROAE



13.0%
15.9%
15.8%
12.8%
15.9%
+3.1 p.p. YoY
2Q16
1Q17
2Q17
1H16
1H17

1H17 Performance

Liquidity and capital at comfortable levels

Loans / Funding from customers


84.9%
85.5%
85.4%
Jun.16
Mar.17
Jun.17

BIS Ratio


17.7%
1.2%
16.5%
15.8%
1.1%
14.7%
16.5%
1.1%
15.4%
Jun.16
Mar.17
Jun.17
Tier I
Tier II

Agenda

- Key Messages
- Santander Group's Results
- Macroeconomic Scenario
- 2Q17 Results Highlights
- **Final Remarks**

Conclusions | 1H17

Continuous focus on improving our customers' experience provokes **recurring solid results** and **greater shareholders profitability**

Revenues grow 18% in the year, highlighted by funding interest income and fees growth pace well into double digit

Loan portfolio quality indicators remain at controlled levels, reflecting active and preventive management

Net profit climbs 33% in the year, maintaining recurring growth, thanks to greater customer loyalty

Unceasing focus on boosting productivity, leading to a better efficiency ratio

ROE improves by 310 bps in twelve months and reaches 15.9%

The commitments made for 2018 are being delivered consistently, and we remain dedicated to increasing profitability

Santander GLOBAL CORPORATE BANKING

Santander CORPORATE

Santander Negócios & Empresas

Santander FINANCIAMENTOS

Santander ASSET MANAGEMENT

Santander PRIVATE BANKING

Santander SELECT

Santander van gogh

Santander UNIVERSIDADES

PROSPERA Santander Microcrédito

getnet Uma empresa Santander

olé consignado

webmotors a marca automotiva nº1 do Brasil

universia

Santander CULTURAL

TEATRO Santander

Appendix


GO

Results

Managerial Financial Statement	1H17	1H16	Abs.	12M
R$ million				
Net Interest Income	**17,966**	**15,405**	**2,561**	**16.6%**
Allowance for Loan Losses	(4,624)	(4,939)	315	-6.4%
Net Interest Income After Loan Losses	**13,342**	**10,466**	**2,876**	**27.5%**
Fees	7,501	6,200	1,301	21.0%
General Expenses	(9,179)	(8,652)	(527)	6.1%
Personnel Expenses + Profit Sharing	(4,406)	(4,164)	(242)	5.8%
Administrative Expenses	(4,773)	(4,488)	(285)	6.4%
Tax Expenses	(1,798)	(1,614)	(184)	11.4%
Other income (expenses)	(2,900)	(2,381)	(519)	21.8%
Non-Operating Income	(278)	21	(299)	n.a.
Income Before Taxes	**6,705**	**4,043**	**2,662**	**65.8%**
Income Tax and Social Contribution Tax	(1,899)	(523)	(1,376)	n.a.
Minority Interest	(190)	(53)	(137)	n.a.
Net Profit	**4,615**	**3,466**	**1,149**	**33.2%**

Quarterly Results

Managerial Financial Statement	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17
R$ million						
Net Interest Income	**7,598**	**7,807**	**8,266**	**7,825**	**8,868**	**9,098**
Allowance for Loan Losses	(2,424)	(2,515)	(2,837)	(2,680)	(2,264)	(2,360)
Net Interest Income After Loan Losses	**5,174**	**5,292**	**5,430**	**5,145**	**6,604**	**6,738**
Fees	2,984	3,216	3,322	3,740	3,709	3,792
General Expenses	(4,321)	(4,331)	(4,436)	(4,831)	(4,629)	(4,550)
Personnel Expenses + Profit Sharing	(2,107)	(2,057)	(2,136)	(2,397)	(2,200)	(2,205)
Administrative Expenses	(2,214)	(2,274)	(2,300)	(2,434)	(2,429)	(2,344)
Tax Expenses	(804)	(810)	(822)	(899)	(906)	(892)
Other Income (Expenses)	(1,197)	(1,184)	(1,065)	(860)	(1,372)	(1,528)
Non-Operating Income	26	(5)	20	(5)	(68)	(210)
Income Before Taxes	**1,863**	**2,179**	**2,450**	**2,293**	**3,343**	**3,362**
Income Tax and Social Contribution Tax	(205)	(319)	(482)	(325)	(973)	(926)
Minority Interest	1	(55)	(85)	21	(90)	(101)
Net Profit	**1,660**	**1,806**	**1,884**	**1,989**	**2,280**	**2,335**

Balance Sheet | Assets

R$ million

	Jun.16	Sep.16	Dec.16	Mar.17	Jun.17
Current and Long-Term Assets	**642,337**	**647,837**	**688,673**	**701,088**	**640,995**
Cash and Cash Equivalents	5,209	6,089	5,723	5,405	8,261
Interbank Investments	64,278	63,960	59,669	52,642	51,599
Securities and Derivative Financial Instruments	149,988	153,135	169,590	166,131	168,391
Interbank Accounts	61,478	64,573	62,900	64,369	68,135
Lending Operations	227,906	230,780	239,190	240,629	240,014
Allowance for Loan Losses	(16,546)	(17,280)	(18,333)	(17,084)	(17,229)
Other Receivables	130,637	126,839	148,992	169,123	102,050
Other Assets	2,842	2,461	2,609	2,788	2,546
Permanent Assets	**12,857**	**13,349**	**13,031**	**12,430**	**12,056**
Investments	164	182	178	379	372
Fixed Assets	6,825	7,612	7,551	7,238	7,174
Intangibles	5,868	5,555	5,303	4,812	4,510
Goodwill net of amortization	3,071	2,625	2,174	1,703	1,249
Others	2,797	2,930	3,129	3,109	3,260
Total Assets	**655,194**	**661,186**	**701,705**	**713,517**	**653,050**
Total Assets (Excluding Goodwill)	**652,123**	**658,561**	**699,531**	**711,814**	**651,801**

Balance Sheet | Liabilities and Equity

R$ million	Jun.16	Sep.16	Dec.16	Mar.17	Jun.17
Current and Long-Term Liabilities	**593,035**	**597,106**	**640,843**	**649,710**	**589,129**
Deposits	134,548	140,865	145,705	148,012	178,615
Demand Deposits	14,917	15,452	16,006	14,824	16,175
Savings Deposits	34,517	34,764	36,051	36,114	37,064
Interbank Deposits	2,601	3,162	3,122	2,262	2,894
Time Deposits	82,513	87,483	90,525	94,813	122,482
Money Market Funding	152,759	152,403	160,924	160,419	150,083
Funds from Acceptance and Issuance of Securities	100,247	104,295	105,170	95,009	85,139
Interbank Accounts	1,651	1,729	44	1,390	1,790
Interbranch Accounts	2,443	3,048	3,887	2,210	2,719
Borrowings	27,645	29,283	30,600	28,040	28,007
Domestic On-Lending – Official Institutions	15,934	16,615	16,803	16,772	16,842
Derivative Financial Instruments	18,049	15,020	19,945	21,794	16,919
Other Payables	139,760	133,850	157,766	176,064	109,015
Deferred Income	372	565	565	543	519
Minority Interest	1,938	2,194	2,526	2,566	2,545
Equity	59,850	61,321	57,772	60,698	60,858
Total Liabilities	**655,194**	**661,186**	**701,705**	**713,517**	**653,050**
Equity (Excluding Goodwill)	**56,779**	**58,695**	**55,598**	**58,994**	**59,608**

Balance Sheet | Loan Portfolio

R$ million	Jun.17	Jun.16	12M	Mar.17	3M
Individuals	**97,414**	**86,826**	**12.2%**	**93,986**	**3.6%**
Leasing / Auto Loans (*)	1,782	2,087	-14.6%	1,823	-2.2%
Credit Card	20,921	18,485	13.2%	20,320	3.0%
Payroll Loans	21,959	16,654	31.9%	20,469	7.3%
Mortgage	27,046	26,970	0.3%	27,059	-0.1%
Agricultural Loans	4,186	3,258	28.5%	3,860	8.5%
Personal Loans / Others	21,519	19,372	11.1%	20,456	5.2%
Consumer Finance	**36,988**	**31,961**	**15.7%**	**35,779**	**3.4%**
Corporate	**122,363**	**125,496**	**-2.5%**	**127,404**	**-4.0%**
Leasing / Auto Loans	2,727	2,794	-2.4%	2,737	-0.4%
Real Estate	8,207	10,585	-22.5%	8,808	-6.8%
Trade Finance	23,201	18,333	26.6%	22,815	1.7%
On-Lending	11,193	14,702	-23.9%	11,017	1.6%
Agricultural Loans	7,017	3,245	116.3%	6,772	3.6%
Working Capital / Others	70,018	75,838	-7.7%	75,254	-7.0%
Total	**256,765**	**244,284**	**5.1%**	**257,169**	**-0.2%**

(*) Including consumer lending, the consumer auto loan portfolio for individuals totaled R$ 32,650 MM in Jun/17, R$ 31,465 MM in Mar/17 and R$ 28,750 MM in Jun/16. Consider the adjusted amounts on the "On-Lending" and "Working Capital / Others" lines for 1Q17, without any effect on the total credit portfolio.

WE INCREASED BY 36% OUR TURNOVER IN THE LAST 12 MONTHS

getnet
Uma empresa Santander

		1H17	1H16	1H17 x 1H16
Credit	Turnover (R$ million)	41,783	30,906	35%
	Transactions (million)	346.4	261.0	33%
Debit	Turnover (R$ million)	22,728	16,424	38%
	Transactions (million)	370.0	253.7	46%
Total	Turnover (R$ million)	64,512	47,330	36%
	Transactions (million)	716.4	514.7	39%



Santander

Investor Relations (Brazil)

Av. Juscelino Kubitschek, 2,235 – 26th floor
São Paulo | SP | Brazil | 04543-011
phone: 55 11 3553 3300
fax: 55 11 3553 7797
E-mails: ri@santander.com.br
acionistas@santander.com.br

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

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